                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 13-D

                   Under the Securities Exchange Act of 1934
                                Amendment No. 4

            HONDO OIL & GAS COMPANY, formerly Pauley Petroleum, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                        438138-10-9 formerly 703674-10-1
                                 (CUSIP Number)

                         Robert O. Anderson, President
                               The Hondo Company
                           410 East College Boulevard
                           Roswell, New Mexico 88201
           (Person Authorized to Receive Notices and Communications)

                                 March 1, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

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CUSIP NO. 438138-10-9

CONTROL GROUP MEMBER I

Response to Question  1: The Hondo Company
Response to Question  2: (b)
Response to Question  3: SEC USE ONLY
Response to Question  4: BK
Response to Question  5: N/A
Response to Question  6: New Mexico
Response to Question  7: 10,150,200
Response to Question  8: -0-
Response to Question  9: 10,150,200
Response to Question 10: -0-
Response to Question 11: 10,150,200
Response to Question 12: N/A
Response to Question 13: 78%
Response to Question 14: CO

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CUSIP NO. 438138-10-9

CONTROL GROUP MEMBER II

Response to Question  1: Robert O. Anderson
Response to Question  2: (b)
Response to Question  3: SEC USE ONLY
Response to Question  4: BK
Response to Question  5: N/A
Response to Question  6: United States
Response to Question  7: -0-
Response to Question  8: 10,150,200
Response to Question  9: -0-
Response to Question 10: 10,150,200
Response to Question 11: 10,150,200
Response to Question 12: N/A
Response to Question 13: 78%
Response to Question 14: IN

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CUSIP NO. 438138-10-9

CONTROL GROUP MEMBER III

Response to Question  1: Robert B. Anderson
Response to Question  2: (b)
Response to Question  3: SEC USE ONLY
Response to Question  4: BK
Response to Question  5: N/A
Response to Question  6: United States
Response to Question  7: -0-
Response to Question  8: 10,150,200
Response to Question  9: -0-
Response to Question 10: 10,150,200
Response to Question 11: 10,150,200
Response to Question 12: N/A
Response to Question 13: 78%
Response to Question 14: IN

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CUSIP NO. 438138-10-9

CONTROL GROUP MEMBER IV

Response to Question  1: W. Phelps Anderson
Response to Question  2: (b)
Response to Question  3: SEC USE ONLY
Response to Question  4: BK
Response to Question  5: N/A
Response to Question  6: United States
Response to Question  7: -0-
Response to Question  8: 10,150,200
Response to Question  9: -0-
Response to Question 10: 10,150,200
Response to Question 11: 10,150,200
Response to Question 12: N/A
Response to Question 13: 78%
Response to Question 14: IN

                               PAGE 5 OF 17 PAGES




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                                  INTRODUCTION

          The Hondo Company, Robert O. Anderson, Robert B. Anderson and W. Phelps Anderson filed a Third Amendment to Schedule 13D on October 26, 1994 (the "Third Amendment") with respect to the beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company. This Fourth Amendment to Schedule 13D is being filed by The Hondo Company and Messrs. Anderson to amend and restate in its entirety the Third Amendment.

          Lonrho Plc and Lonrho, Inc. have heretofore filed a statement on
Schedule 13D (and two amendments thereto) jointly with The Hondo Company and Mr. Robert O. Anderson. In a statement on Schedule 13D filed with the Commission on October 7, 1994 (the "Lonrho Schedule 13D"), Lonrho Plc and Lonrho, Inc., along with Scottsdale Princess, Inc. (collectively, "Lonrho") stated that each of them had determined to report separately from, in lieu of filing jointly with, The Hondo Company and Messrs. Anderson. Any information contained herein with respect to Lonrho Plc, Lonrho, Inc. and Scottsdale Princess, Inc. is to the best knowledge and belief of The Hondo Company and Messrs. Anderson, respectively. Reference should be made to the separate filings on Schedule 13D made or which may be made by Lonrho Plc, Lonrho, Inc. and Scottsdale Princess, Inc. (including any amendments thereto filed or which they may file) for information concerning them.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $1 par value per share (the "Common Stock"), of Hondo Oil & Gas Company, a Delaware corporation ("Hondo Oil & Gas" or the "Issuer"). The principal executive offices of the Issuer are located at 410 East College Boulevard, Roswell, New Mexico 88201.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by (1) The Hondo Company, a New Mexico corporation ("Hondo"), whose principal business and office address is 410 East College Boulevard, Roswell, New Mexico 88201, (2) Mr. Robert O. Anderson, whose business address is 410 East College Boulevard, Roswell, New Mexico 88201, (3) Mr. Robert B. Anderson, whose business address is 410 East College Boulevard, Roswell, New Mexico 88201, and (4) Mr. W. Phelps Anderson, whose business address is 410 East College Boulevard, Roswell, New Mexico 88201 (collectively, the "Reporting Persons"). The principal business of Hondo is its ownership interest in the Common Stock of Hondo Oil & Gas. Through its ownership interest in Hondo Oil & Gas, Hondo is engaged in international oil and gas exploration and production.

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          The executive officers and directors of Hondo, their residence or business addresses and their principal occupation or employment are as follows:

Name and Position        Principal Occupation          Business
Held With Hondo          or Employment                 Address
- -----------------        ---------------------         ---------------------

Robert O. Anderson        Chairman                     410 East College Blvd.
Co-Chairman,              Issuer                       Roswell, NM 88201
Director,
President

Robert B. Anderson        Consultant                   410 East College Blvd.
Director,                                              Roswell, NM 88201
Vice President

W. Phelps Anderson        Vice President               410 East College Blvd.
Director,                 Hondo                        Roswell, NM  88201
Vice President

R. W. Rowland             Joint Managing               Cheapside House
Co-Chairman,              Director and                 138 Cheapside
Director                  Joint Chief                  London, England
                          Executive                    EC2V 6BL
                          Lonrho Plc

John F. Price             President                    805 Third Avenue
Director                  Princess Hotels              New York, NY 10022

R. E. Whitten             Director                     Cheapside House
Director                  Lonrho Plc                   138 Cheapside
                                                       London, England
                                                       EC2V 6BL

Richard W. Reese          Vice President               410 East College Blvd.
Vice President            Hondo                        Roswell, NM  88201

Ian Brownlow              Vice President               410 East College Blvd.
Vice President            and Treasurer                Roswell, NM  88201
and Treasurer             Hondo

S. E. Cavin               Counsel                      410 East College Blvd.
Secretary                 Hondo                        Roswell, NM  88201

          All of the executive officers and directors of Hondo are citizens of the United States, except for Messrs. Rowland, Price, Whitten and Brownlow, who are citizens of the United Kingdom.

          The shareholders of Hondo and their approximate respective percentages of ownership of Hondo as of March 1, 1995, are set forth below:

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                                                     Percentage
                                                     Of Hondo
Hondo Shareholders                                   Common Stock
- ------------------                                   ------------

Robert O. Anderson                                     39.990%*
Robert B. Anderson                                      5.005
W. Phelps Anderson                                      5.005
Lonrho, Inc.                                           50.000

*An Option Agreement dated July 6, 1993, and described herein, relate to these shares.

          Robert O. Anderson is the father of Robert B. Anderson and W. Phelps Anderson. The three of them are collectively referred to as the "Anderson Family." Lonrho, Inc., a Delaware corporation, is an indirect, wholly owned subsidiary of Lonrho Plc, a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing, freight forwarding and warehousing, printing and publishing and the ownership and management of property and hotels. The principal business and office address of Lonrho, Inc. is: 805 3rd Avenue, New York, New York 10022. The principal business and office address of Lonrho Plc is: Cheapside House, 138 Cheapside, London, England EC2V 6BL.

          All of the shareholders of Hondo are parties to a Shareholders' Agreement relating to the transfer and voting of the outstanding shares of Hondo and the election of directors of Hondo.

          Although the Anderson Family and/or Hondo and/or the stockholders of Hondo may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons disclaim the existence of such a group.

          Information contained in this Statement with respect to Lonrho Plc and Lonrho, Inc. is provided in the event such group is deemed to exist and is to the best knowledge and belief of the Reporting Persons.

          The executive officers and directors of Lonrho, Inc., their residence or business addresses and principal occupation or employment are as follows:

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                                  LONRHO, INC.

Name and
Position Held           Principal Occupation                Business
With Lonrho, Inc.       or Employment                       Address
- -----------------       --------------------                --------------------

John F. Price           President                           805 Third Avenue
President and           Princess Hotels                     New York, NY 10022
Director                International, Inc.

James Evans             Vice President-                     805 Third Avenue
Controller              Finance                             New York, NY 10022
                        Princess Hotels
                        International, Inc.

Rudolph H. Funke        General Counsel                      805 Third Avenue
Secretary               Princess Hotels                      New York, NY 10022
                        International, Inc.

R. W. Rowland           Joint Managing                       Cheapside House
Director                Director and                         138 Cheapside
                        Chief Executive                      London, England
                        Lonrho Plc                           EC2V 6BL

R. E. Whitten           Director                             Cheapside House
Director                Lonrho Plc                           138 Cheapside
                                                             London, England
                                                             EC2V 6BL

          Messrs. Evans and Funke are citizens of the United States. All other executive officers and directors of Lonrho, Inc. are citizens of the United Kingdom.

          The executive officers and directors of Lonrho Plc, their residence or business addresses and principal occupation or employment are as follows:

                                   LONRHO PLC

Name and
Position Held              Principal Occupation              Business
With Lonrho Plc            or Employment                     Address
- ---------------            --------------------              ------------------

Sir John Leahy,            Retired Member                    Cheapside House
K.C.M.G.,                  Diplomatic                        138 Cheapside
Chairman                   Services                          London, England
                                                             EC2V 6BL

R. W. Rowland              Joint Managing                    Cheapside House
Joint Managing             Director and                      138 Cheapside
Director and Joint         Joint Chief                       London, England
Chief Executive            Executive                         EC2V 6BL
                           Lonrho Plc

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Name and
Position Held              Principal Occupation              Business
With Lonrho Plc            or Employment                     Address
- ---------------            --------------------              ------------------

D. Bock                    Joint Managing                    Cheapside House
Joint Managing             Director and                      138 Cheapside
Director and Joint         Joint Chief                       London, England
Chief Executive            Executive                         EC2V 6BL
                           Lonrho Plc

J.A. Hewlett               Director                          Cheapside House
Director                   Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

S.E. Jonah                 Director                          Cheapside House
Director                   Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

N.J. Morrell               Director                          Cheapside House
Director                   Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

J.L. Platts-Mills          Director                          Cheapside House
Director                   Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

P.M. Tarsh                 Director                          Cheapside House
Director                   Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

R.E. Whitten               Director                          Cheapside House
Director                   Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

Terence Wilkinson          Director                          Cheapside House
Director                   Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

M.J. Pearce                Company Secretary                 Cheapside House
Company Secretary          Lonrho Plc                        138 Cheapside
                                                             London, England
                                                             EC2V 6BL

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Name and
Position Held              Principal Occupation              Business
With Lonrho Plc            or Employment                     Address
- ---------------            --------------------              ------------------

Peter Harper               Director                          Cheapside House
Non-Executive              Parliamentary                     138 Cheapside
Independent Director       Affairs                           London, England
                           Hanson Plc                        EC2V 6BL

Stephen Walls              Chairman                          Cheapside House
Non-Executive              Albert Fisher                     138 Cheapside
Independent Director       Group Plc                         London, England
                                                             EC2V 6BL

          Mr. Jonah is a citizen of Ghana; Mr. Bock is a citizen of Germany; and Mr. Wilkinson is a citizen of South Africa. All other executive officers and directors of Lonrho Plc are citizens of the United Kingdom.

          None of the persons identified in this Item has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years or has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) Previously Reported Information. There has been no change in the source and amount of funds or other consideration or further sales made than had been reported in the original Schedule 13D filing and its first two amendments, as highlighted below:

            (i) Pursuant to an Exchange Agreement dated as of October 28, 1987 among Hondo, a wholly-owned subsidiary of Hondo (a company then known as Hondo Oil & Gas) and the Issuer (then known as Pauley Petroleum, Inc.), on January 19, 1988, the Issuer issued 10,000,000 shares of Common Stock to Hondo in exchange for Hondo's transfer to the Issuer of all of the outstanding stock of Hondo Oil & Gas (Hondo Oil & Gas was subsequently merged into the Issuer).

            (ii) In addition, on January 19, 1988, Hondo purchased 350,000 shares of Common Stock at $20.00 per share (or an aggregate of $7,000,000) from William R. Pagen under a Stock Purchase and Option Agreement dated as of December 14, 1987 executed by Mr. Pagen on January 19, 1988. The Stock Purchase

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and Option Agreement also granted Hondo an option to purchase up to an additional 120,000 shares of Common Stock from Mr. Pagen, which option expired unexercised on January 19, 1988.

            (iii) During the period from December 21, 1987 through January 8, 1988, Hondo purchased an aggregate of 121,000 shares of Common Stock in open market transactions at prices ranging from $14.50 to $18.00 (or an aggregate of approximately $2,083,000).

            (iv) Since September 14, 1992, Hondo has sold an aggregate of 320,800 shares of the Issuer's Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended, and under a Registration Statement on Form S-3 filed under such Act by the Issuer on behalf of Hondo.

          Funds used by Hondo for the purchases of the Issuer's Common Stock from Mr. Pagen and on the open market were borrowed from Union Bank under a Credit Agreement dated January 12, 1988 (which, as amended to date, is hereinafter referred to as the "Revolving Credit Agreement").

          (b) Information Regarding Lonrho Plc Acquisition of Union Bank Loan. On October 3, 1994, Lonrho Plc purportedly purchased from Union Bank for $40,000,000, and received an assignment of, all of Union Bank's rights and obligations under the Revolving Credit Agreement, the related Promissory Note issued by Hondo thereunder (the "Note"), the Pledge Agreement dated July 24, 1990 between Hondo and Union Bank (the "Pledge Agreement") and the guarantees of Lonrho Plc and Robert O. Anderson of Hondo's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement. The Pledge Agreement secured Hondo's obligations under the Revolving Credit Agreement by a pledge of all shares of Common Stock of the Issuer then or thereafter owned by Hondo (the "Pledged Shares"). Lonrho Plc obtained the funds used to consummate the purported purchase from borrowings under available lines of credit from Lloyd's Bank. As stated in more detail in Item 5 below, the Anderson Family has notified Lonrho that the foregoing assignment is in violation of the Shareholders' Agreement referred to therein.

          The Revolving Credit Agreement entitled Hondo to borrow up to $55,000,000 but required it to limit the aggregate unpaid principal amount of loans to be outstanding from October 1, 1992 until September 30, 1993 to $50,000,000 and thereafter until September 30, 1994 to $40,000,000, at which time the remaining unpaid principal balance was to be repaid in full. The Revolving Credit Agreement provides for interest at Union Bank's "Reference Rate" plus 1-1/4% through March 31, 1991, 1-3/4% thereafter through September 30, 1993 and 3% thereafter through September 30, 1994. During any period that the loans are not paid when due, the outstanding principal balance under the Revolving Credit

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



Agreement bears interest at Union Bank's Reference Rate plus 5-1/4% per annum.

          Lonrho stated in the Lonrho Schedule 13D that it reserves the right to declare an "Event of Default" and to exercise any rights and remedies it may have under the Pledge Agreement, including selling the Pledged Shares from time to time and applying proceeds received therefrom to the payment of all obligations of Hondo under the Revolving Credit Agreement, Note and Pledge Agreement, inclusive of principal, interest, fees and expenses. Any surplus cash proceeds and any shares not sold after the repayment of such amounts will revert to Hondo. The Issuer has filed an amendment to the registration statement on Form S-3 heretofore filed by the Issuer on behalf of Hondo under the Securities Act of 1933, as amended, to enable the sale by Lonrho Plc of the Pledged Shares. The effect of any such sale would be to reduce the number of shares of Common Stock owned directly by Hondo, and through Hondo, indirectly by the Reporting Persons. As stated in more detail in Item 5 below, the Anderson Family has notified Lonrho that Lonrho is without legal authority to sell any shares of the Issuer pursuant to such registration statement.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition of the shares of Common Stock by Hondo in 1988 was to acquire control of Hondo Oil & Gas.

          Hondo has previously reported that a Registration Statement on Form S-3 has been filed and sales of 190,800 shares of Common Stock have taken place. However, except as described in the succeeding paragraph, Hondo has no present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for

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



termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

          In connection with the controversy between Lonrho and Mr. Robert Anderson described below, Mr. Anderson has advised Lonrho that he believes it is best for Hondo to sell its interest in Hondo Oil & Gas to a third party. Mr. Anderson intends to actively seek to find a buyer for Hondo's interest in Hondo Oil & Gas. There can be no assurance that Mr. Anderson will find a purchaser or that any offer, if made, would be acceptable to Mr. Anderson or Lonrho.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Hondo beneficially owns 10,150,200 shares of the Issuer's Common Stock (the "Shares") or approximately 78% of the outstanding shares based on the 13,039,776 shares of Common Stock issued and outstanding on January 3, 1995.

          By virtue of their shareholdings in Hondo, the Anderson Family, Lonrho, Inc. and, indirectly, Lonrho Plc may be deemed to have (i) beneficial ownership of the Shares and (ii) shared voting power and shared dispositive power as to the Shares.

          Lonrho, Inc., the Anderson Family and Hondo are parties to a Shareholders' Agreement dated October 17, 1986 (the "Shareholders' Agreement") relating to the rights of the shareholders of Hondo to vote and dispose of the shares of Hondo owned by them. The Shareholders' Agreement does not directly relate to the Shares. Among other things, the Shareholders' Agreement provides that the Anderson Family, on the one hand, and Lonrho, Inc., on the other hand, shall each vote for an equal number of designees of the other to serve as the Board of Directors of Hondo. Since the management of Hondo is vested in its Board of Directors (which may make determinations with respect to the voting, including with respect to the election of directors of the Issuer, and disposition of the Shares which Hondo may have the right to vote and dispose
of), the ability of the parties to the Shareholders' Agreement to elect the management of Hondo gives them effective control over the voting and disposition of the Shares.

          Lonrho has stated in the Lonrho Schedule 13D that a default exists under the Revolving Credit Agreement, which under the Pledge Agreement affords Lonrho Plc, as pledgee of the Shares, the sole power to vote the Shares (and apply any dividends received on the Shares to the obligations owed by Hondo under the Revolving Credit Agreement, the Note and the Pledge Agreement) and, if the outstanding loans under the Revolving Credit Agreement are not paid, the sole right to dispose or

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



direct the disposition of such number of the Shares as is necessary to pay all amounts due it under the Revolving Credit Agreement, the Note and the Pledge Agreement. On March 1, 1995, the Anderson Family notified Lonrho that the assignment of the Revolving Credit Agreement, the Note and the Pledge Agreement from Union Bank to Lonrho Plc violates the terms of the Shareholders' Agreement and that as a result, Lonrho Plc is not entitled to exercise any rights under the Pledge Agreement, including any right to vote or dispose of the Shares. On March 1, 1995, the Anderson Family also notified Lonrho that Lonrho is without legal authority to sell any shares pursuant to the registration statement referred to in Item 3 above.

          At the Annual Shareholders Meeting of the Issuer on February 23, 1995, Lonrho Plc and Robert O. Anderson (on behalf of Hondo) each separately submitted proxies voting the Shares. Lonrho Plc has informed the Issuer and Mr. Anderson that Mr. Anderson's proxy is invalid and that Lonrho Plc has the right to vote the Shares. On March 1, 1995, Mr. Anderson informed Lonrho Plc that Lonrho Plc's proxy is invalid and demanded that Lonrho Plc withdraw its proxy. Each of Lonrho Plc and Anderson voted all of the Shares for the nominees for directorships on the Board of Directors of the Issuer that were recommended by the Board of Directors of the Issuer and for the approval of the appointment of Ernst & Young LLP as independent auditors of the Issuer. Consequently, while there is a controversy over certain legal rights and the relationship of Lonrho and Anderson, this controversy does not effect the election of directors or approval of the appointment of auditors at the meeting.

          Pursuant to an Option Agreement dated July 6, 1993 (the "Option Agreement"), between Robert O. Anderson and Scottsdale Princess, Inc., Mr. Anderson granted to Scottsdale Princess, Inc., a subsidiary of Lonrho, Inc., an option to purchase at any time, or from time to time, on or before July 5, 1996, a number of shares of common stock of Hondo owned by Mr. Anderson which is equal to approximately 25% of the issued and outstanding shares of common stock of Hondo. The exercise of the option is subject to prior commitments and pledges to lenders, Citicorp and Bank of America, made by Robert O. Anderson with respect to the shares subject thereto. If exercised in full, Lonrho, Inc. and Scottsdale Princess, Inc. would own directly (and Lonrho Plc would own indirectly) an aggregate of approximately 75% of the outstanding shares of Hondo. By letter dated August 11, 1994 from Robert O. Anderson to representatives of Lonrho Plc, Mr. Anderson has stated that no effort has been made to fulfill the consideration that led to the granting of the Option Agreement and that Mr. Anderson considers the Option Agreement null and void and will refuse to honor it if called to do so. Lonrho replied on August 30, 1994, that they considered the Option Agreement to be in full force and effect.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Reference is made to Item 3(b) above for information with respect to the Pledge Agreement relating to the Shares between Hondo and Union Bank which was assigned by Union Bank to Lonrho Plc.

          Reference is made to Item 5 above for information with respect to the Option Agreement. Reference is also made to Item 5 above for information with respect to the Shareholders' Agreement which, while not directly covering the Shares, may (through their effect on the governance of Hondo, the record owner of the Shares) indirectly affect the voting and disposition of, and division of profits and losses from, the Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1) Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge Agreement and the Guarantees of Lonrho Plc and Robert O. Anderson. (Incorpo- rated by reference to Exhibit 4 of the Lonrho Schedule 13D.)

          (2) Shareholders' Agreement dated October 17, 1986 by and among Robert
O. Anderson, Robert B. Anderson, W. Phelps Anderson, Lonrho, Inc. and The Hondo Company (then known as The Diamond A Cattle Company). (Incorporated by reference to Exhibit 5 of the Lonrho Schedule 13D.)

          (3) Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale Princess, Inc. (Incorporated by reference to Exhibit 6 of the Lonrho Schedule 13D.)

                                   SIGNATURES

          Pursuant to Rule 13d-1.(f)(l)(iii) the undersigned hereby confirm this to be their agreement in writing that this statement is filed on behalf of each of them.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the

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


information set forth in this Schedule 13D is true, complete and correct.

                                        THE HONDO COMPANY


                                        By  /s/  W. Phelps Anderson
                                            ------------------------------
                                            Its Vice President


                                        By  /s/  Robert O. Anderson
                                            ------------------------------
                                            ROBERT O. ANDERSON


                                        By  /s/  W. Phelps Anderson
                                            ------------------------------
                                            W. PHELPS ANDERSON, AS
                                            ATTORNEY-IN-FACT FOR ROBERT B.
                                            ANDERSON


                                        By  /s/ W. Phelps Anderson
                                            -----------------------------
                                            W. PHELPS ANDERSON

                              PAGE 17 OF 17 PAGES